Watson, Farley & Williams LLP
Our reference: HOLS1/25810.50000/80201667v4 September 23, 2013	1133 Avenue of the Americas New York, New York 10036 Tel +1 212 922 2200 Fax +1 212 922 1512 Direct +1 212 922 2252 Email: shollander@wfw.com

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Mr. Lyn Shenk, Branch Chief, Division of Corporation Finance
Mr. Patrick Kuhn, Division of Corporation Finance

Re:	Globus Maritime Limited
Form 20-F for Fiscal Year Ended December 31, 2012
Filed April 30, 2013
File No. 001-34985

Dear Mr. Shenk and Mr. Kuhn:

Our client, Globus Maritime Limited (the “Company”), has requested that we submit its response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 9, 2013 (the “Comment Letter”) to Mr. Georgios Karageorgiou, President and Chief Executive Officer of the Company, with respect to the Company’s Form 20-F for the fiscal year ended December 31, 2012 (the “Form 20-F”).

If you have any questions or require any additional information, please feel free to contact Georgios Karageorgiou at +30 210 960-8300 or the undersigned at (212) 922-2252.

Sincerely,

/s/ Steven Hollander

Steven Hollander

cc:	Georgios Karageorgiou
Globus Maritime Limited

GLOBUS MARITIME LIMITED

The following are the responses of the Company to the Comment Letter. The text of the Staff’s comments in its Comment Letter has been included below in bold and italics for your convenience, and the Company has included its response immediately following each numbered comment. The Company acknowledges that it will ensure this information, to the extent applicable, will be included in its future filings.

1.	You disclose the arrest of your vessel m/v Star Globe due to non-payment by the previous charterer for certain supplies. Please tell us in greater detail the facts and circumstances regarding this matter and its resolution.

The m/v Star Globe (the “Vessel”) was arrested in Panama in February 2012 by a bunker supplier who was not paid by Allied Maritime Inc. (the “Charterer”), a former charterer of the Vessel. To secure the Vessel’s release from arrest, the Company paid the bunker supplier’s invoice in full, plus legal costs. Furthermore, the Company paid an overdue invoice, plus legal costs, of a second bunker supplier, who had also not been paid by the Charterer, and who had threatened to arrest the Vessel. The Company believes that, pursuant to the terms of the charter with the Charterer, these payments should have been made by the Charterer.

After discussion with the Company’s attorneys and its other advisors, the Company determined that it would not likely be able to recover amounts from the Charterer in excess of the Company’s potential legal costs and expenses (regardless of any outcome of the litigation), and therefore the Company determined not to pursue legal action against the Charterer. The Company in its financial statement deemed its costs relating to the Charterer to be a one-time expense, and did not deem these costs to be collectible. On page 64 of the Form 20-F, the Company explained that the increase of its voyage expenses in the year ended December 31, 2012 compared to the year ended December 31, 2011 was primarily attributable to the one-time charge of approximately $1.5 million relating to the non-performance of the Charterer with the terms of the charter of the Vessel. In addition, note 14 of the Company’s financial statements indicates an increase of approximately $1.3 million in bunker expenses from 2011 to 2012, which increase was partly attributable to these bunker expenses.

2.	You disclose here and elsewhere that you are not in compliance with certain covenants that are associated with your debt arrangements. Please disclose your expectations regarding compliance with these covenants in the next 12 months. In addition, disclose the calculated amount in addition to the covenant’s acceptable range for each covenant that was not in compliance so investors can assess the extent of noncompliance with the covenant.

Expectations of Compliance

The Company expects that the market value of its fleet will be above the minimum market values required by the amended covenants of its loan arrangements through December 31, 2013, as stated on page 22 of the Form 20-F.

The Company’s management is in continuous contact with its lending banks and believes that the Company will be in a position to cure in a timely manner any event of non-compliance with loan covenants, should any arise.

Extent of Non-Compliance with Loan Covenants

The Company’s credit facility with Credit Suisse AG contains a covenant that the ratio of the Company’s consolidated market adjusted net worth to its total assets will not be less than 35%. The ratio of the Company’s consolidated market adjusted net worth to its total assets as of December 31, 2012 was 20%, corresponding to a $31.7 million shortfall in the fair market value of the Company’s fleet. Credit Suisse AG fully waived compliance with this covenant through March 31, 2014.

The Company was in breach of certain covenants contained in its loan agreement with DVB Bank SE (the “DVB Loan Agreement”). The breaches and subsequent action by DVB Bank are as follows:

➢	The DVB Loan Agreement provides that aggregate fair market value of the m/v Sun Globe and the m/v Moon Globe (the “Mortgaged Vessels”) must equal or exceed 120% of the outstanding balance under the DVB Loan Agreement less any cash held in DVB Bank’s account and pledged to such lender during the first two years, and 130% thereafter. As of December 31, 2012, the aggregate fair market value of the Mortgaged Vessels was 106% of the outstanding balance under the DVB Loan Agreement less any cash held in DVB Bank’s account and pledged to DVB Bank, corresponding to a $4.7 million shortfall in the fair market value of the Mortgaged Vessels. DVB Bank revised the covenant through March 31, 2014 to provide that the aggregate fair market value of the Mortgaged Vessels must equal or exceed 107% of the outstanding balance under the DVB Loan Agreement less any cash held in DVB Bank’s account and pledged to DVB Bank and subject to $1.0 million prepayment, which was paid in April 2013.
➢	The DVB Loan Agreement provides that the ratio of the Company’s market adjusted net worth to its total assets must be not less than 35%. The ratio of the Company’s consolidated market adjusted net worth to its total assets as of December 31, 2012 was 20%, corresponding to a $31.7 million shortfall in the fair market value of the Company’s fleet. DVB Bank revised the requirement to provide that the ratio of the Company’s market adjusted net worth to its total assets must be not less than 15% through March 31, 2014.
➢	The DVB Loan Agreement provides that the Company must maintain a minimum market adjusted net worth of not less than $50.0 million. As of December 31, 2012 the Company’s market adjusted net worth was $27.8 million. DVB Bank revised the requirement through March 31, 2014 to provide that the Company must maintain a minimum market adjusted net worth of not less than $20.0 million.

3.	Please provide the disclosure required by IAS 33 paragraph 70 (c) regarding instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the period(s) presented.

The Company notes the Staff’s comment and would like to clarify that the only active share program as of December 31, 2012 was the Long Time Incentive Plan (“2012 LTIP”) described on page F-31 of the Form 20-F, which can be defined as a Contingent Share Agreement in accordance to IAS 33 paragraph 5. Pursuant to the provisions of IAS 33 paragraph 52: “As in the calculation of basic earnings per share, contingently issuable ordinary shares are treated as outstanding and included in the calculation of diluted earnings per share if the conditions are satisfied (ie the events have occurred). If the conditions are not satisfied, the number of contingently issuable shares included in the diluted earnings per share calculation is based on the number of shares that would be issuable if the end of the period were the end of the contingency period”. As of December 31, 2012, none of the conditions described in Note 13: Share Based Payment, on page F-31 of the Form 20-F, were satisfied and the calculated number of contingently issuable shares that would have been included in the diluted earnings per share if the end of the contingency period was December 31, 2012 was nil. The Company believes that the disclosure in its Consolidated Financial Statements for the year ended December 31, 2012 was in accordance to the provisions of IAS 33 paragraph 70.c since the Company did not include any contingently issuable shares in the diluted earnings per share calculation for the year ended December 31, 2012, not because they were antidilutive but due to the provisions of IAS 33 paragraph 52.

Other

The Company acknowledges to the Commission that:

• the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.